

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 23, 2021

John Wenger
Chief Financial Officer
Contact Gold Corp.
400 Burrard St., Suite 1050
Vancouver, BC Canada V6C 3A6

>   **Re: Contact Gold Corp.**
>   **Offering Statement on Form 1-A**
>   **Post-qualification Amendment No. 1**
>   **Filed June 17, 2021**
>   **File No. 024-11290**

Dear Mr. Wenger:

    This is to advise you that we do not intend to review your amendment.

    We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Kevin Dougherty at (202) 551-3271 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Kenneth G. Sam